Michael A. Brown

Vice President, Assistant General Counsel and Corporate Secretary

620 8th Avenue

New York, NY 10018

T 212-556-8053

michael.a.brown@nytimes.com

September 20, 2023

Via EDGAR

Mr. Andrew Blume

Ms. Claire Erlanger

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The New York Times Company

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 28, 2023

File No. 001-05837

Dear Mr. Blume and Ms. Erlanger:

The New York Times Company has received the Staff’s comment letter dated September 19, 2023, relating to the above-referenced filing, and is currently in the process of preparing a response.

Pursuant to a conversation with Mr. Blume, we are filing this correspondence to confirm that we intend to submit a response to the comment letter no later than October 18, 2023.

Very truly yours,

/s/ Michael A. Brown

Michael A. Brown
Vice President, Assistant General Counsel and Corporate Secretary